SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 24, 2005

SCOR

(Exact name of Registrant as specified in its chapter)

1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 24, 2005

SCOR (Registrant)
By:	/s/ MARCEL KAHN
Marcel Kahn,
Chief Financial Officer

Press release of June 10, 2005
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Project NEW SCOR

The SCOR Group today announced a plan for adapting its worldwide structures to its new business profile, which has now been stabilised.

The New Scor project notably proposes the creation of a 100% owned subsidiary – following the example of the Life reinsurance subsidiary created in 2003 – combining all Non-Life reinsurance business, as well as business relating to treaties and large corporate risks. Similarly, the Group’s network of various subsidiaries will be streamlined.

This global project aims to restore the Group’s competitiveness with regard to its competitors, to improve its operational performance and to achieve the objective of a cost ratio of 5% of written premiums between now and the end of 2007, as set out in its “Moving Forward” plan adopted by the Group’s Board of Directors in August 2004.

The “Moving Forward” plan sets out two scenarios for the SCOR’s business development between now and the end of 2007 , in accordance with changes in the reinsurance business cycle across the world. In order to ensure the Group’s competitiveness, the reduction in costs between now and the end of 2007 should be in the order of between EUR 24 million (fragmented scenario) and EUR 44 million (downward scenario).

Today SCOR’s Management presented to SCOR Paris’ work council a solution according to which this reduction be divided 50/50 between a reduction in structural costs and a reduction in total wage bill. The possible contraction of structural costs between now and the end of 2007 on a worldwide level would thus be between EUR 12 and 22 million depending on the Group’s business developments. The corresponding contraction of total wage bill between now and the end of 2007 would also be between EUR 12 and 22 million according to these two scenarios, which would represent a reduction on a Group level that could involve up to 220 positions across the world on the basis of staff numbers at the end of 2004.

A method agreement will be negotiated between now and mid July in order to fix the methods and the timetable for dealing with the consequences for employees in France of the implementation of this project, including a redundancy plan prioritising voluntary redundancy.

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2005 timetable
Embedded Value Life	29 June 2005
Half year results 2005	1 September 2005
Third quarter results 2005	3 November 2005

Certain statements contained in this press release relating to SCOR’s plans, strategies and beliefs are forward-looking in nature and are based on management’s assumptions and beliefs in light of the information currently available. The forward-looking statements involve risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. Additional information regarding risks and uncertainties is set forth in the current annual report of the company.